

Mail Stop: 3561

July 10, 2017

Via E-Mail
Grant Isaac
Chief Financial Officer
Cameco Corporation
2121 11th Street West
Saskatoon, Saskatchewan
Canada, S7M 1J3

Re: Cameco Corporation
Form 40-F for the Year Ended December 31, 2016
Filed March 23, 2017
File No. 001-14228

Dear Mr. Isaac:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2016

Exhibit 99.2 – Consolidated Audited Financial Statements

2. Significant accounting policies
G. Property, plant and equipment
ii. Mineral properties and mine development costs, page 12

1.   We note your disclosure indicates that you expense costs of any additional work on the related property once you enter the production stage except for large development programs, which are deferred and depreciated over the remaining life of the related assets. Please clarify the characteristics of a "large development program," describe the nature of the costs and why you believe these costs can be capitalized during the production stage. Please also tell us the amounts that have been capitalized and ending balances for each period presented.

19. Other income, page 34

2.   We note you recorded a $59.0 million gain on settlement as a result of the termination of long-term supply arrangements with two of your customers. Please describe the nature of these settlement arrangements and how the gain was measured.

20. Income taxes, page 35

3.   Please provide further detail regarding your assessment that realization of your deferred tax assets is probable in light of the current low pricing environment, the potential termination of the TEPCO agreement and the fact that you have experienced three consecutive years of losses before taxes. Please tell us how you considered these factors in your assessment and clarify the nature of the convincing evidence that supports your recognition of these deferred assets in accordance with paragraphs 34 through 37 of IAS12.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have any questions.

                                        Sincerely,

                                        /s/ Rufus Decker for

                                        Craig Arakawa
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel, and Mining